Filed by Canadian Imperial Bank of Commerce
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: PrivateBancorp, Inc.
(File No. 001-34066)
Registration Statement File Nos.: 333-213147
333-217170
Dated May 4, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form S-8 File no. 333-130283, Form F-10 File no. 333-216541 and Form F-3 File no. 333-216286.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date:	May 4, 2017	By:	/s/ Shawn Beber
			Name:	Shawn Beber
Senior Vice President, Strategy & Corporate Development

EXHIBIT

Exhibit	Description of Exhibit

99.1	Amendment No. 2, dated as of May 4, 2017, to the Agreement and Plan of Merger, dated as of June 29, 2016, by and among Canadian Imperial Bank of Commerce, PrivateBancorp, Inc. and CIBC Holdco Inc.

99.2	Joint Press Release dated May 4, 2017